COLUMBIA FUNDS VARIABLE INSURANCE TRUST

COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

One Financial Center

Boston, Massachusetts 02111

December 3, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Variable Insurance Trust
Registration Nos. 033-14954; 811-05199
Columbia Funds Variable Insurance Trust I
Registration Nos. 333-40265; 811-08481

Ladies and Gentlemen:

On behalf of Columbia Funds Variable Insurance Trust and Columbia Funds Variable Insurance Trust I (each a “Trust”, collectively the “Trusts”), each a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the specified series of the Trusts (the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) for certain Funds, an amendment to the Investment Management Services Agreement, (ii) for the Funds that are series of Columbia Funds Variable Insurance Trust I, a proposal to elect 16 individuals to serve on the Board of Trustees and (iii) for the Funds that are series of Columbia Funds Variable Insurance Trust I, a proposal to amend the Trust’s governing documents to increase the maximum permissible number of directors/trustees.

If you have any questions or comments, please contact me at (617) 772-3743.

Very truly yours,

/S/ RYAN C. LARRENAGA
Ryan C. Larrenaga
Assistant Secretary